UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
1219 N Wells St

Chicago, IL 60610

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,282,096

	8.	Shared voting power 0

	9.	Sole dispositive power 1,282,096

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,282,096

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13.	Percent of class represented by amount in Row (11) 8.6%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,604,975

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,604,975

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 3,104,975

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13.	Percent of class represented by amount in Row (11) 21.1%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons The Edward Smolyansky Trust 2/2/16

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,233,333

	8.	Shared voting power 0

	9.	Sole dispositive power 1,233,333

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,233,333

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13.	Percent of class represented by amount in Row (11) 8.7%

14.	Type of reporting person (see instructions) OO

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AMENDMENT NO. 18 to SCHEDULE 13D

This Amendment No. 18 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky, Edward Smolyansky and The Edward Smolyansky Trust 2/2/16 (the “Edward Smolyansky Trust” and, together with Ludmila Smolyansky and Edward Smolyansky, the “Filing Persons”). This Amendment No. 18 is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of April 26, 2024, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 1,282,096 shares of Common Stock, representing approximately 8.6% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 3,104,975 shares of Common Stock, representing approximately 21.1% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.7% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,387,071 shares of Common Stock, representing approximately 29.9% of outstanding shares of Common Stock. The foregoing percentage calculations were based on 14,690,987 shares outstanding as of Mach 15, 2024, as reported by the Company on its Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.

(b)	Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,282,096 shares of Common Stock. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,104,975 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock, which are held by Smolyansky Family Holdings LLC, and over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power. Julie Smolyansky is a United States citizen and the Chief Executive Officer of the Company, with a business address at 6431 Oakton Street, Morton Grove, IL 60053. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock.

(c)	Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days:
Date	Reporting Person	Amount Acquired (Disposed)	Price Per Share	Type of Transaction
April 26, 2024	Ludmila Smolyansky	10,000	$23.90	Open market sale
April 26, 2024	Ludmila Smolyansky	10,000	22.13	Open market sale
April 25, 2024	Ludmila Smolyansky	3,620	21.56	Open market sale
April 24, 2024	Ludmila Smolyansky	10,000	21.64	Open market sale
April 23, 2024	Ludmila Smolyansky	21,968	20.33	Open market sale
April 17, 2024	Ludmila Smolyansky	10,000	20.04	Open market sale
April 15, 2024	Ludmila Smolyansky	2,193	20.50	Open market sale
April 9, 2024	Ludmila Smolyansky	5,000	21.59	Open market sale
April 8, 2024	Ludmila Smolyansky	5,000	20.40	Open market sale
April 5, 2024	Ludmila Smolyansky	5,000	19.56	Open market sale
March 27, 2024	Ludmila Smolyansky	7,000	19.04	Open market sale
March 26, 2024	Ludmila Smolyansky	13,000	18.71	Open market sale
March 25, 2024	Ludmila Smolyansky	10,000	17.57	Open market sale
March 22, 2024	Ludmila Smolyansky	3,852	15.80	Open market sale
March 21, 2024	Ludmila Smolyansky	2,000	13.91	Open market sale
March 21, 2024	Ludmila Smolyansky	3,000	14.52	Open market sale
March 21, 2024	Ludmila Smolyansky	3,000	15.05	Open market sale
March 20, 2024	Ludmila Smolyansky	13,000	12.87	Open market sale
February 27, 2024	Ludmila Smolyansky	1,606	12.35	Open market sale
February 26, 2024	Ludmila Smolyansky	13,542	12.34	Open market sale

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2024	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Date: April 26, 2024	/s/ Edward Smolyansky
Edward Smolyansky

THE EDWARD SMOLYANSKY TRUST 2/2/16

Date: April 26, 2024	By:	/s/ Edward Smolyansky
	Name:	Edward Smolyansky
	Title:	Trustee

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